UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 001-37975

L3 TECHNOLOGIES MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

L3 TECHNOLOGIES, INC.
600 Third Avenue
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L3 TECHNOLOGIES MASTER SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule

Pages
Report of Independent Registered Public Accounting Firm – Grant Thornton LLP	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	4
Notes to Financial Statements	5-11
Supplemental Schedule:
Schedule H, line 4i* – Schedule of Assets (Held at End of Year)	12
Signature	13
Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2018
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Index

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
L3 Technologies Master Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of the L3 Technologies Master Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

/s/ Grant Thornton LLP
Grant Thornton LLP

We have served as the Plan’s auditor since 2017.

New York, New York
June 19, 2019

Index
L3 TECHNOLOGIES MASTER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017
(in thousands)

	2018	2017
Assets:
Interest in Master Trust	$5,200,741	$5,734,696
Receivables:
Employer contributions	6,152	13,989
Participant contributions	6,790	12,925
Notes receivable from participants	78,371	87,007
Total receivables	91,313	113,921
Net assets available for benefits	$5,292,054	$5,848,617

See accompanying notes to financial statements.

Index
L3 TECHNOLOGIES MASTER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands)

Additions:
Contributions:
Employer	$110,705
Participant	231,638
Rollover	28,399
Total contributions	370,742
Interest income on notes receivable from participants	4,026
Other income	2,264
Total additions	377,032
Deductions:
Benefit payments	(638,067)
Administrative expenses	(577)
Total deductions	(638,644)
Plan interest in the Master Trust net investment loss	(329,022)
Net decrease prior to transfers in from other plans	(590,634)
Transfers in from other plans, (Note 1)	34,071
Net decrease	(556,563)
Net assets available for benefits, beginning of year	5,848,617
Net assets available for benefits, end of year	5,292,054

See accompanying notes to financial statements.

Index

L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description
General
The following description of the L3 Technologies, Inc. (“L3” or the “Company”) Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and the respective appendices to the Plan document for business unit specific provisions.
The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of multiple business units (including the corporate office) of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L3 Technologies, Inc. Master Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.
The L3 Stock Fund is an Employee Stock Ownership Plan (“ESOP”), which is designed to be a component of the Plan and not a separate, stand-alone plan. The L3 Stock Fund allows participants to choose whether future dividends payable to the L3 Stock Fund are paid directly to the participant in cash or reinvested in the L3 Stock Fund. Dividends paid to the participant are treated as taxable income in the year the dividend is received. Dividends paid directly to the L3 Stock Fund become fully vested upon payment without regard to the vested status of the underlying shares.
Transfers In from Other Plans
During the year ended December 31, 2018, plan assets of approximately $34,000,000 were transferred into the Plan from the Adaptive Methods 401(k) Plan and Doss Aviation, Inc. 401(k) Plan.
Participant Contributions
Generally, all eligible employees can participate in the Plan, as of their date of hire, and may contribute from 1% to 25% of total compensation, as defined in the plan document. Newly hired employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment before the 60th day or increase or decrease the percentage elected.
A participant may elect to increase, decrease, suspend or resume contributions at any time with the election becoming effective as soon as administratively possible. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2018 to $18,500 for participants under 50 years of age and $24,500 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. See Note 3 for a discussion of the Company’s matching contribution and related vesting provisions of the Plan. Participants have the option of investing employee contributions in the L3 Stock Fund, as well as other available investment options offered by the Master Trust.
An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses. Allocations are based on participant net earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Index

L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Employer Contributions
Generally, employer contributions are made in the L3 Stock Fund, as described below under Note 2. A participant may make an investment election to transfer employer contributions to other investment options.
2. Summary of Significant Accounting Policies
Interest in Master Trust
Investment assets of the Plan are maintained in the Master Trust administered by FMTC. The Plan participates in the Master Trust along with the Aviation Communication & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.
Valuation of Investments
The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Refer to Note 5 for additional information and disclosure provided for the fair value of the Plan’s investments.
The L3 Stock Fund is a unitized fund as of December 31, 2018 and 2017. As a unitized fund, the L3 Stock Fund’s value is determined by its underlying assets consisting of shares of L3 common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the L3 Stock Fund’s daily cash requirements. The L3 Stock Fund’s unit price is computed by the Trustee daily.
Shares of common stock held in the L3 Stock Fund as of December 31, 2018 and 2017 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value.
The Fidelity Managed Income Portfolio II – Class 3 (“MIP Fund”), a common/collective trust fund investment, is stated at fair value. The beneficial interest in the net assets of the MIP Fund is represented by units.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimates relate to valuations of investments in the Master Trust.
The Plan’s investments are stated at fair value. Refer to Note 5 for additional information and disclosures provided for the fair value of the Plan’s investments.
Investment Transactions and Investment Income/Loss
Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Index

L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Forfeited Contributions
Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay plan expenses. Forfeited contributions utilized during 2018 were $5,736,838. Forfeited contributions available for future use were $12,974,922 and $14,305,116 as of December 31, 2018 and 2017, respectively.
Benefit Payments
Benefit payments are recorded when paid.
Plan Expenses
The Plan provides for the payment of all administrative expenses including trustee, record keeping and consulting from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.
Risks and Uncertainties
The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
New Accounting Standards Implemented
In February 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-06, which requires plans to disclose: (1) the plan’s interest in the master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively, (2) the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investment and (3) their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances.  ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests. This update is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Plan has elected to early adopt ASU 2017-06 for the year ended December 31, 2016. The adoption of this standard, other than the disclosure requirements noted above, did not impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits. See Note 4 for additional information.
3. Contributions and Vesting Provisions
The Company generally provides matching contributions based on a percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s compensation. Employees who attain age 50 in a plan year may make additional pre-tax contributions known as catch up contributions. Catch up contributions are generally matched at the same rate as regular pre-tax contributions. The Company’s matching contributions vary by division, union group and/or subsidiary but range from 0% to 5% of compensation.
As a result of agreements made during acquisition, collective bargaining negotiations or required retirement replacement contributions, a business unit may provide a supplemental or non-matching employer contribution to the Plan for participants. These amounts can be in addition to or in place of matching contributions and range from 0.5% to 8.1% of eligible compensation.

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L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Six business units provide an increased match for employees who were hired after the freeze of a pension plan sponsored by the business unit.
All Company matching contributions are made in the L3 Stock Fund except for certain collectively bargained arrangements which require matching contributions to be made in cash rather than into the L3 Stock Fund. With respect to contributions made in the L3 Stock Fund, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds immediately after deposit to the account. With respect to contributions that are made in cash and not stock, a participant has the right to direct the investment of such employer contributions into one or more of the available investment funds.
A three-year graded vesting is the standard schedule for all Plan business units. Exceptions to the standard may exist as a result of collective bargaining agreements or grandfathered plan provisions. If a business unit has more than one type of company contribution, a different vesting schedule may apply to each. The vesting schedule may be changed in the future by amendment but not in a manner which reduces benefits accrued as of the date of the amendment. There are four different vesting schedules utilized in the Plan, which are: (1) immediate 100% vesting, (2) three-year graded vesting (25% after one year, 50% after two years, 100% after three years), (3) five-year graded vesting (20% vesting per year of service) and (4) three-year cliff vesting (0% before 3 years and 100% after 3 years).
4. Master Trust
The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2018 and 2017 are presented in the table below.

	Master Trust		Plan’s Portion
Fund	2018	2017	2018	2017
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Prices:
Mutual Funds	$3,386,617	$3,705,036	$3,355,268	$3,669,006
L3 Common Stock	1,265,920	1,505,707	1,250,889	1,488,164
Money Market Fund	23,711	28,023	23,429	27,696
	4,676,248	5,238,766	4,629,586	5,184,866
Investments at Net Asset Value:
Common/Collective Trust Fund	577,605	554,421	571,155	549,830
	$5,253,853	$5,793,187	$5,200,741	$5,734,696
The net investment loss of the Master Trust and the Plan’s portion of the net investment loss for the year ended December 31, 2018 are presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Net investment Loss:
Net depreciation in investments	$(600,825)	$(594,673)
Interest and dividend income	268,126	265,651
Net investment loss	$(332,699)	$(329,022)
Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the Plan’s specific share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation (depreciation) and interest and dividends are allocated to the Participating Plans based upon participant Plan account balances.

Index

L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

5. Fair Value Measurements
The Plan applies the accounting standards for fair value measurement to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:
Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 investments include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan does not have any Level 2 investments.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2018 and 2017.

	Fair Value Measurements Using Input Type
	2018				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$3,386,617	$—	$—	$3,386,617	$3,705,036	$—	$—	$3,705,036
L3 Common Stock	1,265,920	—	—	1,265,920	1,505,707	—	—	1,505,707
Money Market Fund	23,711	—	—	23,711	28,023	—	—	28,023
Total investments measured at fair value	$4,676,248	$—	$—	$4,676,248	$5,238,766	$—	$—	$5,238,766
Other investments measured at net asset value (1) (2)				577,605				554,421
Total investments in the Master Trust				$5,253,853				$5,793,187
__________________

(1)
In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(2)
All of the Plan’s other investments measured using NAV as of December 31, 2018 and 2017, consisted of an investment in a common/collective trust fund, whose fair value was based on the NAV at the end of each month as a practical expedient to estimating fair value. This practical expedient was not used when it was determined to be probable that the fund would sell the investment for an amount different than the reported NAV. The NAV was calculated by the fund manager and was based on the fair value of the fund’s holdings determined as of the end of each month. Issues and redemptions were permitted daily and recorded upon receipt of the holder’s instructions based on the determined NAV. There were no restrictions on redemption or unfunded commitments as of December 31, 2018 and 2017.

6. Benefit-Responsive Investment Contracts
The Plan, through its Master Trust, holds investments in the MIP Fund. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

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L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

7. Benefit Payments
Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1/2.
Generally, a penalty will be imposed on participant withdrawals made before the participant reaches age 59 1/2. Participant withdrawals may be made prior to reaching age 59 1/2 without incurring a penalty in the event of financial hardship as determined pursuant to provisions of the Plan and the IRC. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.
8. Loans
The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.
Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.
9. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 24, 2017, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.
The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.
10. Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $1,087,283 for the year ended December 31, 2018.
Plan earnings in the form of revenue credits were generated from investment options and were credited to the Plan by Fidelity Investments Institutional Operations Company, Inc., the Plan’s record keeper. Amounts held in the revenue credit account were used to pay reasonable and necessary expenses for the Plan. Amounts held in the revenue credit account were $2,264,031 for the year ended December 31, 2018.

Index

L3 TECHNOLOGIES MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan’s specific interest in the L3 Stock Fund includes 7,203,094 shares of L3 common stock valued at $1,250,889,223 as of December 31, 2018 and 7,521,674 shares of L3 common stock valued at $1,488,163,276 as of December 31, 2017. The Plan received aggregate dividends on the L3 Stock Fund in the amount of $23,485,846 for the year ended December 31, 2018.
11. Commitments and Contingencies
In August 2014, three separate, putative class actions were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers. A consolidated amended and restated complaint was filed on March 13, 2015, alleging violations of federal securities laws related to misconduct and accounting errors identified by the Company at its Aerospace Systems segment. On March 30, 2016, the court dismissed with prejudice all claims against the Company’s officers and allowed the claim against the Company to proceed to discovery. On December 20, 2016, the parties reached an agreement in principle to resolve this matter for $34.5 million, and the Company’s insurers subsequently paid the settlement amount into an escrow account to fully fund the settlement. On August 16, 2017, the court entered an order granting final approval of the settlement and dismissing the case with prejudice.
The Company engaged Fiduciary Counselors as an independent fiduciary to evaluate the preliminary settlement on behalf of the Plan. The Plan subsequently determined to neither opt out of the settlement nor object to it. On September 25, 2018 the Plan received its portion of the settlement in the amount of $1,236,152 and allocated these proceeds among appropriate Plan participants’ accounts accordingly.
12. Termination Priorities
Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.
13. Subsequent Events
The Company has evaluated subsequent events from December 31, 2018 through the date these financial statements were issued.
On May 23, 2019, L3 Technologies, Inc. (the “Company” or “L3”) received notices required by Section 101(i)(2)(e) of the Employment Retirement Income Security Act of 1974, as amended, from the administrators of the L3 Technologies Master Savings Plan (the “MSP”) and the Aviation Communication and Surveillance Systems 401(k) Plan (together with the MSP, the “Plans”) regarding an anticipated blackout period for the L3 Stock Fund in the Plans in connection with the anticipated closing of the Company’s previously announced merger (the “Merger”) with Harris Corporation (“Harris”) pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018, by and among L3, Harris, and Leopard Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Harris.

The blackout period is necessary to facilitate the conversion and exchange of units in the L3 Stock Fund for units in the L3Harris Stock Fund in connection with the Merger. Participants in the Plans have been advised that, if the Merger is completed as expected, then at 4:00 pm Eastern Time on the business day prior to the last full trading day of L3 common stock on the New York Stock Exchange before the Merger, the L3 Stock Fund will be restricted from all transactions under the Plans. The blackout period is expected to last approximately one week. During the blackout period, participants in the Plans will be unable to: (1) direct or diversify the assets held in their account in the L3 Stock Fund; (2) obtain a loan or withdrawal from balances invested in the L3 Stock Fund, or take a full distribution from their Plan account if they have a balance in the L3 Stock Fund; or (3) have their current employee contributions, Company match and loan repayments that are directed to the L3 Stock Fund posted if the blackout period includes the dates when these contributions are posted to participant accounts.  Participants may continue to make exchanges or investment transactions involving other investment options in the Plans (other than the L3 Stock Fund) during the blackout period. The Merger is expected to close in mid-calendar year 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals.

Index
L3 TECHNOLOGIES MASTER SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018
(in thousands)

Description of Investment	Cost	Current Value
Interest in Master Trust	$—	$5,200,741
Participant loans*	—	78,176
Total	$—	$5,278,917
__________________

*	Consists of participant loans with interest rates ranging from 4.25% to 10.25%, maturing through November 2048.

Index

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L3 Technologies Master Savings Plan

Date: June 19, 2019	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory, L3 Benefit Plan Committee